Exhibit 99.1

Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the “Company”). Such statements are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of COVID-19 or other adverse public health developments on the Company’s business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

Financial Statement Presentation

The Company’s consolidated financial data is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and is denominated in Euros (“EUR” or “€”). The numbers shown in this presentation have not been audited and therefore may vary to the final financial results disclosed by the company as part of the annual report. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2021 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2021.

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Dear Shareholders,

We came across a video recording from 1997 of Steve Jobs, who had just returned to Apple more than a decade after his ouster, answering questions at Apple's Worldwide Developers Conference. He responded to a pointed question about Apple’s decision to scrap OpenDoc in favor of Java and web-based applications with the following answer, which has become the stuff of legend amongst business journalists:

One of the things I've always found is that you've got to start with the customer experience and work backwards to the technology. You can't start with the technology and try to figure out where you're going to try to sell it. . . . As we have tried to come up with a strategy and a vision for Apple, it started with "What incredible benefits can we give to the customer? Where can we take the customer?" not starting with, "Let's sit down with the engineers and figure out what awesome technology we have and then how are we going to market that.” And I think that's the right path to take.

While there is no shortage of differences between the personal computing industry and the green hydrogen sector, Jobs’ perspective resonated with us in light of some of the nuances we’ve observed about the nascent hydrogen space. Demand for green hydrogen is not monolithic; it is highly dependent on the characteristics of the customer and the use-case, and as such, the solution set must be equally diverse. However, in the market today, what we are seeing is an unrelenting push towards ever larger centralized electrolyzers, in large part because scale is viewed as the only viable pathway to lowering the levelized cost of hydrogen. By contrast, we have started with the customer in mind and have commercialized a highly flexible, scale-agnostic, decentralized solution that mitigates many of the complexities of hydrogen production and distribution and allows customers to scale into demand over time as the markets for green hydrogen develop. This is especially relevant for higher-value applications like hydrogen mobility, where we are able to deploy competitive, on-site production economically, even at small-scale. We believe this is a source of sustainable competitive advantage for us, and a winning proposition in the market.

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In our most recent management update, we discussed a couple changes to the legislative backdrop in Europe that promised to positively impact our business. In that same vein, it’s also critical that we examine the dramatic and fundamental sea change that has occurred as a result of the recent passage of the Inflation Reduction Act (“IRA”) in the United States. The US, and in particular the Southwest and Southeast, is a critical market for Fusion Fuel and for our long-term growth aspirations. Our integrated, solar-to-hydrogen technology is particularly well suited for those regions, where the annual solar DNI can be as high as 2,900kWh/m2/year, unlocking extremely low-cost production. Furthermore, the decentralized, grid-independent nature of our solution and our ability to deliver cost-competitive hydrogen even at small-scale makes it a unique fit for the emerging mobility opportunity. The financial inventives of the IRA, in particular the $3/kg production tax credit, will make our green hydrogen competitive with grey hydrogen on Day One. This new legislative backdrop, coupled with the underlying advantages of our HEVO-Solar solution, means that Fusion Fuel is well-positioned to rapidly penetrate the US market. While it’s still early, our team is hard at work originating opportunities in the US and select regions in Canada and we look forward to sharing more substantive updates on this front over the coming months.

In Europe we continue to see a severe and prolonged energy crisis, with soaring prices and no sign of it abating any time soon. This situation has been triggered by several factors including the conflict in Ukraine and the broader geopolitical tension that it has created, as well as extreme drought conditions in several countries which has dramatically reduced the energy output from hydroelectric power generation. All of this has only increased the importance of an energy source and industrial feedstock that is not only clean and can help reach the carbon reduction targets, but that can also be produced within the European Union. In the recent months we have seen increased public discussions, including from the German Chancellor and the Portuguese and Spanish Prime Ministers, on intra-European pipelines that could also carry clean hydrogen. This year has also seen the most extensive opening of grants and government funding for green hydrogen infrastructure and projects ever in Europe. This is a trend which we believe will persist well into the middle of the decade given the strategic importance of green hydrogen for Europe to help realize its decarbonization and energy security ambitions. We have been fully engaged with the existing programs in Southern Europe and have been incredibly successful in securing support for several industry-leading projects.

Our continued investment has led to a significant growth in our fixed asset base. At the end of this quarter, the value of our assets stood at €63 million, which included cash balances and short-term investments of €10.6 million. The vast majority of this amount relates to tangible assets that will help us deliver on our key priorities, both in the near and long-term. These include our state-of-the art manufacturing facility at Benavente, our demonstrator plants spread over two phases at Évora, and our inventory on hand, which leave Fusion Fuel well placed to deliver on our current and future projects. Specifically, our spend during the second quarter included investments of €5.1 million in raw materials, inventory and pre-payments associated with the placement of purchase orders to lock-in the delivery of critical components. With that we are well positioned for the ramp-up in production that will take place during the balance of the year. Additionally, costs were incurred as we continued the fit-out of our Benavente facility, saw higher compensation expense due to increased headcount, and made continued investment in the development of the Évora and HEVO-Sul plants.

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During the third quarter of 2021, we announced the adoption of the Company’s Equity Incentive Plan (EIP). The purpose of the EIP is to provide the Company with the flexibility to issue share-based awards as part of an overall compensation package to attract and retain qualified personnel. We recorded share-based payment expenses of €0.95 million in the second quarter of 2022. This expense relates to Restricted Share-Units (RSUs) and Options issued to our employees, managers, and directors. During the second quarter of 2022, we issued 7,041 RSUs to managers and no new options. For the six months ended June 30, 2022, we issued a total of 57,041 RSUs to employees and authorized the issuance of up to 2,128,554 options to members of our executive committee and non-executive directors. The RSUs are estimated and measured at grant-date fair value and expensed through the income statement over their vesting period. The Options were issued under different tranches and each tranche includes separate vesting conditions (as disclosed in our 2021 Annual Report).

The decrease in the value of the warrants at June 30, 2022, compared to December 31, 2021, and the associated fair-value treatment of the warrant obligation had a positive impact on pre-tax income of €6.7 million.

It is important to note that expenses booked in relation to the EIP are non-cash. Similarly, income or expense associated with the company’s outstanding warrants are non-cash and merely a reflection of the quarterly “marking-to-market” of these securities.

The project development landscape for green hydrogen remains extremely dynamic. The trigger continues to be government funding on the one hand, and project permitting on the other. We are thrilled to see the programs in Portugal and elsewhere beginning to announce their first slates of funding approvals, led by Component 5 (“C-5”) and Component 14 (“C-14”) of the Portuguese Recovery and Resilience plan, both of which disclosed sizeable grants for Fusion Fuel projects, including the €10 million C-14 grant for our HEVO-Industria project in Sines, Portugal. The passage of the IRA in the United States is a game changing development which further sharpens our strategic focus and creates a sense of urgency to establish a meaningful commercial presence as we enter what will surely be a “land grab” phase in the market.

This dynamism and velocity make it an incredibly exciting time to be bringing a novel and differentiated product offering to market. Our mandate from the board is to secure commitments for the full production capacity of the Benavente facility in the coming year: 2,500 HEVO-Solar units in 2023 and over 4,500 units in 2024. Our immediate priority remains on executing in the Portuguese market, where we have the greatest operational presence and where we have had the most success thus far in securing grant funding and then building on those early successes to expand strategically into other priority markets in Southern Europe and North America.

To deliver on our mandate, we have implemented a multifaceted approach focusing our technology sales and company-owned development pipeline on the hydrogen mobility sector as well as on decarbonizing strategic industrial hubs. Our vision is to build a mobility backbone throughout Portugal and use it as a blueprint to replicate in other strategic markets. In parallel, we are also focused on being a part of the solution to decarbonizing strategic industrial locations, beginning with Sines in Portugal. We have several opportunities in our near-term project pipeline, seven of which are in a more advanced stage of development and account for over 500 HEVO-Solar units, representing over $25m in potential revenue for 2023.

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Our expectation is for Fusion Fuel development projects to consume the balance of our production capacity in 2023 and 2024. Our development projects in Portugal alone total over 3,700 HEVO-Solar units, which when combined with the advanced tech-sale pipeline, accounts for roughly 60% of our combined 2023 and 2024 production. The commercial team is actively pursuing opportunities in Spain, Italy, Greece and North America to help secure commitments for the balance of our production capacity. We expect to provide a more substantive update on business development outside of Portugal over the coming months.

Nearly all of our projects are tied to subsidies or grant requests, which further improve the project economics for customers and developers alike. To date we have secured over €14 million in project related grants and have roughly €60 million in additional project grant requests outstanding across several programs in Portugal and Spain – this includes the C-5 program for which we received funding approval and are in negotiations to determine the award size, but does not include the IPCEI submission which is very large and can significantly distort those values.

The second quarter marked the start of the first production lines at our Benavente facility, which in 2023 will have a production capacity of around 100 MW of electrolyzer capacity and will ramp up to around 500 MW over the coming years. It is a major milestone for Fusion Fuel and for Iberia, as the first industrial electrolyzer production to go live across Portugal and Spain. Our vision for Benavente is for it to be an industry-leading, state-of-the-art electrolyzer manufacturing facility, using automation and robotics wherever possible to improve the efficiency of production. In line with our efforts to be a leading clean energy company, we are in the process of installing over 1 MW of solar power on the roof of Benavente, which will not only reduce our carbon footprint, but will also lower our production costs given the exceedingly high cost of energy today.

During the second quarter we kicked off work with TUV, and separately with Black & Veatch, to independently validate the track record of our HEVO-Solar system as well as the company’s broader technology and production process. Both have been successfully validated and the HEVO-Solar system performance continues to show production levels of around 10% above the product data sheet after over three months of continuous monitoring – a truly exciting result for the teams involved.

We have also completed the development of the second generation of the industrialized HEVO-Solar solution which makes great strides in both product cost reduction and simplification of the system itself. It is currently being field tested, and we expect to begin production of this system by year-end. Already, the successor generation, which we expect will enter field testing early in 2023, is in the prototyping stage, showcasing the rapid pace of innovation that we are committed to delivering in order to maintain a market-leading levelized cost of hydrogen. The team is also working on some exciting surprises, using our revolutionary modular and miniaturized electrolyzer concept, that we look forward to sharing with you in the coming quarters.

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Fusion Fuel remains committed to its vision of becoming a leading provider of disruptive, turnkey green hydrogen solutions for the global hydrogen ecosystem. We are continuing to make steady progress on our key objectives for 2022 with specific focus on maturing our commercial pipeline, innovating on our market leading solar-to-hydrogen technology, and building a culture of excellence and execution throughout the organization. Our relentless focus on delivering bespoke green hydrogen solutions that create meaningful value for customers has us well-positioned, particularly as the legislative and subsidy backdrop begins to sharpen and momentum builds around the global hydrogen opportunity. We want to thank our team for their commitment and determination, and to our shareholders for their continued support.

Your Sincerely,

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Second Quarter Highlights

  Launch of HEVO production line at Benavente factory
  Executed commercial & technical MOU with Toshiba ESS
  Received notification of approval for grant funding from C-5 of PRR; negotiations on total grant amount are ongoing

Subsequent Events

  Received approval for €10m in grant funding from C-14 of PRR to develop the HEVO-Industria project in Sines
  Black & Veatch completed independent technology assessment of Fusion Fuel and HEVO-Solar system
  TUV SUD completed three-month performance audit of HEVO-Solar system
  Commenced construction on Exolum project in Madrid, Spain
  Filed two additional patents
  Accepted into California Fuel Cell Partnership
  Raised approximately $2.1 million through “At the Market” offering

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Key Figures

KEY FINANCIALS & FIGURES (€000’S) (Unaudited)	Q2 2022	Q1 2022
o/w share-based payment (non-cash) expenses[1]	(954)	(802)
o/w operating expenses[2]	(3,943)	(3,037)
OPERATING (LOSS) INCOME	(4,897)	(3,839)
o/w fair value movement – warrants[3]	6,717	(4,714)
o/w finance gain/ (loss), net[4]	504	(454)
o/w share of loss of equity-accounted investees[5]	(167)	(115)
PRE-TAX PROFIT / (LOSS)	2,157	(9,122)
CASH & CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS	10,604	23,283
VAT RECEIVABLE[6]	5,899	4,776

1 The Q2 2022 expenses relates to the Company granting 57,896 RSU’s to employees, directors and consultants during the year ended December 31, 2021, and 57,041 RSU’s to employees during the six months ended June 30, 2022. In Q1 2022, the Company issued 2,128,554 options, in total, to five of its senior managers and all non-executive directors. As the RSUs and options awarded are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share awards in equity with a corresponding compensation expense in the income statement. These are non-cash expenses.

2 These expenses are related with the operational activity of the Group. Our personnel costs increased in Q2 2022 due to our increased headcount, and we also saw increases to professional fees and motor, travel & subsistence costs.

3 Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price on NASDAQ under the ticker HTOOW. No warrants have been exercised since Q1 2021. These fair value movements represent non-cash items.

4 Included in this caption are positive foreign exchange rate variances being offset by a reduction in the fair value of our short-term investments.

5 This relates to the Company's investment in Fusion Fuel Spain, S.L. ("Fusion Fuel Spain"). The Company holds a 50% interest in Fusion Fuel Spain and extended a loan facility up to €2 million of which €0.3 million had been drawn down during the six months ended June 30, 2022. The Company's investment in Fusion Fuel Spain is accounted for using the equity method. Under the equity method, the investment is initially recognized at cost. The carrying amount is adjusted to recognize changes in the Company’s share of net assets of the joint venture since the acquisition date.

6 As of June 30, 2022, we had submitted repayment requests to the Portuguese VAT authorities amounting to €1.2m and have continued to request further amounts after this date.

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SHARES, WARRANTS AND EQUITY PLAN AT PERIOD END	Q2 2022	Q1 2022

ORDINARY SHARES
Class A1	10,998,723	10,998,723
Class B	2,125,000	2,125,000
TOTAL SHARES OUTSTANDING	13,123,723	13,123,723
WARRANTS OUTSTANDING	8,869,633	8,869,633
RSUs OUTSTANDING	99,802	92,761
OPTIONS OUTSTANDING[2]	2,128,554	2,128,554

1  On June 6, 2022, we entered into an At the Market Issuance Sales Agreement (“the ATM”) with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principle, shares of the Company’s common stock having an aggregate offering price of up to $30 million under the Company’s Form F-3 registration statement. Between July 11, 2022, and August 24, 2022, we sold 272,064 class A ordinary shares for net proceeds of $2,065,767 at an average sales price of $7.45 per share. We paid $61,973 in commissions to agents as part of these trades.

2 During Q1 2022, the Company issued 2,128,554 options to members of its executive committee and to all non-executive directors. These options were all issued under the 2021 Equity Incentive Plan, which commenced during Q3 2021 and provides the recipient with the option to exercise at a future point in time in exchange for one Class A Ordinary Share. Each option award includes a minimum strike price and has either service, market or non-market conditions attached. We consider the options to be service awards under IFRS 2 and classifies the vesting period, which varies by award. This is a non-cash expense. No options were issued or exercised during Q2 2022.

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LIQUIDITY UPDATE – SUBSEQUENT TO JUNE 30, 2022 (€000’S) (Unaudited)

GRANT INCOME	TOTAL ESTIMATED	TOTAL APPROVED	TOTAL INVOICED (TO DATE)
POSEUR – HEVO-Sul[1]	4,291	4,291	2,646
AICEP – Benavente (Cash portion only)[2]	4,420	4,420	814
C-14 – HEVO-Industria[3]	10,000	10,000	-
Other grant applications	60,000	-	-
TOTAL	78,491	18,711	3,460

1 During the second quarter of 2021, Fusion Fuel submitted three projects to Portugal’s Operational Program for Sustainability and Efficient Use of Resources (POSEUR) (About the Program | PO SEUR (portugal2020.pt)). One of these projects related to a company-owned HEVO-Sul project located in Sines, Portugal. We have received approval from the POSEUR for the HEVO-Sul project. The Portuguese government has allocated €40 million in direct grants for the POSEUR program, which aims to support the production of green hydrogen and other renewable gases, and Fusion Fuel has been approved for €4.3 million in grant for this project. The grant agreement has an effective date of 27 August 2021. At the beginning of August 2022, we submitted our first claim under this agreement, which amounted to €2.6 million. We expect this amount to be paid before the end of November 2022.

2 On 31 December 2021, Fusion Fuel (“FF”) entered an agreement with Agência para o Investimento e Comércio Externo de Portugal, E.P.E. (“AICEP”) where AICEP approved a non-refundable investment grant. AICEP Portugal Global is an independent public entity of the Government of Portugal, with the goal of attracting foreign investment to Portugal and supporting the internationalization of Portuguese companies into the global economy (AICEP Portugal Global). The total value of this grant was €9.3 million of which €4.4m related to ‘cash’ reimbursements with the remainder made up of tax credits to be utilized against future profits. Since May 2022, we have submitted two claims, totaling €0.8 million.

3 On August 18, 2022, we announced that we were successful with our application under the Component 14 (“C-14”) of the Portuguese Recovery and Resilience Plan for our HEVO-Industria project in Sines, Portugal. The award of €10 million marked the largest single-project grant award in the application. Our HEVO-Industria project will consist of 300 HEVO-Solar units along with a hydrogen refueling station. This facility will be equipped with our HEVO-Night solutions and will produce an estimated 764 tonnes of green hydrogen per annum.

4 As of June 30, 2022, we had a total recoverable amount of €5.9 million in Portugal which related to four legal entities.

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Executive Offices

Ireland

Fusion Fuel Green Plc.

The Victorians

15 - 18 Earlsfort Terrace

Saint Kevin's - Dublin 2

Ireland

contact@fusion-fuel.eu

Portugal

Fusion Fuel Portugal

Rua da Fábrica, S/N, Sabugo

2715-376 Almargem do Bispo

Portugal

contact@fusion-fuel.eu

Shareholder Inquiries

Information about the firm, including all quarterly

earnings releases and financial filings with the U.S.

Securities and Exchange Commission, can be

accessed via our Web site at www.fusion-fuel.eu

Shareholder inquiries can also be directed to

Investor Relations via email at

ir@fusion-fuel.eu

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of

FUSION-FUEL Green Plc. regarding lost or stolen

stock certificates, dividends, changes of address,

and other issues related to registered share

ownership should be

addressed to:

Mark Zimkind

1 State Street

New York, NY 10004

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